                                                                                                                                        June 10, 2011

Brion Thompson

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Vertical Capital Income Fund:  File Nos. 333-173872 and 811-22554

Dear Mr. Thompson:

On May 3, 2011, Vertical Capital Income Fund (the “Fund”) filed a registration statement on Form N-2 pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund invests primarily in interest income-producing debt securities secured by residential real estate.  On May 26, 2011, the staff of the Division of Investment Management asked the Fund to explain why it believes it is not excluded from the definition of an “investment company” under Section 3(c)(5)(C) of the 1940 Act and, thus, not required to register under Section 8 of the 1940 Act.  The Fund believes that the exclusion in Section 3(c)(5)(C) is inapplicable because the Fund is not acquiring “qualifying interests” in real estate, as that term has been defined by the staff, and the Fund should be deemed to be issuing redeemable securities.

Background

The Fund’s investment objective is to seek income and it pursues that objective by investing in notes issued by financial institutions.  The notes are backed by a security agreement in the form of a mortgage or deed of trust.  The Fund’s adviser assembles a group of notes with similar credit quality and collateral value and selects those securities expected to produce the highest level of income.  The adviser also considers the potential for capital appreciation.  Generally, the adviser expects to purchase notes at a significant discount from their face value in order to increase yield and to provide a cushion in the event of delinquency and default.  The adviser sells a note if a target price is reached, borrower’s fundamentals deteriorate, or a more attractive investment opportunity is identified.  Neither the Fund nor the adviser is involved in the origination of any loans.

The Fund intends to operate as a closed-end interval fund in reliance on Rule 23c-3 under the 1940 Act.  As required by Rule 23c-3, the Fund will offer to repurchase at net asset value at least 5% of the outstanding shares of the Fund (the “Repurchase Amount”) on a quarterly basis.  The Fund will segregate liquid assets equal to 100% of the Repurchase Amount to ensure that it can meet all repurchase requests.

The Fund will be sold on a continuous basis to retail investors.  The minimum investment is $5,000 for individuals and $1,000 for retirement plan accounts.

Analysis

Section 3(c)(5)C) of the 1940 Act excludes from the definition of any investment company any person (i) who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and (ii) who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.

Section 2(a)(32) of the 1940 Act defines a redeemable security as "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof."

Paragraph (d) of Rule 23c-3 provides that a company that makes periodic or discretionary repurchase offers shall not thereby be deemed to be an issuer of redeemable securities within Section 2(a)(32) of the 1940 Act.

1.

Mortgages and Other Liens on and Interest in Real Estate

The staff has issued numerous no action letters under Section 3(c)(5)(C) in which it has taken the position that an issuer may rely on the exclusion provided by Section 3(c)(5)(C) if at least 55% of its assets consist of mortgages and other liens on and interests in real estate ("qualifying interests") and the remaining 45% of its assets consist primarily of real estate-type interests.1  The staff also has taken the position that a “qualifying interest” is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate.2  The Fund can be distinguished from those issuers seeking to rely on the exclusion in Section 3(c)(5)(C) because the Fund invests in notes where the property subject to the mortgage or deed of trust does not fully secure the note.  Unlike funds whose investments are fully secured and that will foreclose on defaulted loans, the Fund invests in discounted notes with the goal of restructuring payment schedules, in the event of delinquency or default, to ensure continued payment of principal and interest.  While the Fund will have the ability to foreclose or pursue other legal recourse on non-performing notes, its strategy is to avoid recovery through these means.  Cash flow and capital appreciation are the goals of the Fund, not investment in or ownership of the underlying real estate.  As a result, it is our view that the Fund is not primarily engaged in the business of acquiring mortgages or interests in real estate.

1 Citytrust, (pub. avail. Dec. 19, 1990); Greenwich Capital Acceptance Inc., (pub. avail. Aug.. 8, 1991); United Bankers, Inc. (pub. avail. Mar. 23, 1988).

2 Capital Trust, Inc., SEC No-Action Letter, (pub. avail. Feb. 3, 2009); Medidentic Mortgage Investors, SEC No-Action Letter, 1984 LEXIS 1506 (May 23, 1984); Merrill Lynch, Pierce, Fenner & Smith Incorporated, SEC No-Action Letter, 1981 WL 25365 (Oct. 5, 1981).

In addition, investors in the Fund will benefit from the protections afforded by registration.  Unlike funds relying the exclusion in Section 3(c)(5)(C), the Fund would be subject to the limitations and restrictions of the 1940 Act, as well as to periodic examination by the staff.

2.

Redeemable Securities

Rule 23c-3(d) provides that a closed-end interval fund will not be deemed to be an issuer of redeemable securities.  This provision was included in the final version of the rule, presumably to maintain the distinction between open-end and closed-end funds and because the staff concluded that investors in an interval fund do not have an unqualified right to compel periodic repurchases.3  The Fund, however, asserts that it may elect to be treated as though it were issuing redeemable securities.  Although a shareholder in the Fund may not have the right to demand repurchase of his or her shares at any time, neither does the Fund have complete discretion as to if and when it will repurchase shares, the amount of shares it will repurchase, and at what price it will repurchase the shares.4  Because the Fund must repurchase at least 5% of it outstanding shares at net asset value on a quarterly basis, must honor all repurchase requests up to that amount, must maintain liquid assets equal to 100% of the Repurchase Amount and may not change this policy without a shareholder vote, the Fund believes that it is reasonable to deem that the Fund, in this circumstance, is issuing redeemable securities.

The exclusion in Section 3(c)(5)(C) consists of two distinct components.  Therefore, even if the staff is not persuaded that the Fund is issuing redeemable securities, Section 3(c)(5)(C) is still inapplicable as long as the staff finds that the Fund is not primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.

3 Protecting Investors: A Half Century of Investment Company Regulation, May 1992, 466-470; Repurchase Offers by Closed-End Management Investment Companies, Rel. No. IC-19399 (April 14, 1993).

4 The staff has found each of these factors persuasive in determining that an issuer is not issuing redeemable securities.  Hughes & Hatcher, Inc. SEC No-Acton Letter, 1977 WL 11436 (August 19, 1977); Medidentic Mortgage Investors, SEC No-Action Letter, 1984 LEXIS 1506 (May 23, 1984); Havatampa Corporation, SEC No-Action Letter, 1977 LEXIS 1966 (July 20, 1997);

the Section 3(c)(5)(C) is inapplicable

Conclusion

The Fund believes that the exclusion in Section 3(c)(5)(C) is inapplicable because the Fund is not acquiring “qualifying interests” in real estate, as that term has been defined by the staff.  In addition, the Fund believes that as an interval fund, it should be deemed to be issuing redeemable securities.

________________________________________

If you have any questions or additional comments, please call the undersigned at 513-352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser